Exhibit 4.2

Description of the Company’s Securities

Montrose Environmental Group, Inc. has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock. References to the “Company,” “we,” “us” and “our” refer to Montrose Environmental Group, Inc. and not to any of our subsidiaries.

The following is a summary of the material provisions of our common stock and does not purport to be complete. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of our common stock, you should refer to the provisions of our amended and restated certificate of incorporation, as amended from time to time (the “Charter”), and our amended and restated bylaws, copies of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is an exhibit.

General

Our authorized capital stock consists of 190,000,000 shares of common stock, par value $0.000004 per share, and 10,029,500 shares of preferred stock, par value $0.0001 per share.

Common Stock

Our Charter authorizes the issuance of up to 190,000,000 shares of common stock. All outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our Charter does not provide for cumulative voting in the election of directors. Except in respect of matters relating to the election of directors and as otherwise provided in our Charter or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of the election of directors, nominees must be approved by a plurality of the votes cast. Our Common Stock votes as a single class on all matters.

Dividend Rights

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock are entitled to receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends.

Liquidation Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other Rights

Our stockholders have no preemptive, conversion or other rights to subscribe for additional shares. All outstanding shares are validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock outstanding or that we may designate and issue in the future.

Provisions of Our Charter, Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the Delaware General Corporation Law, or the DGCL and our Charter and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Undesignated Preferred Stock

Our Charter provides that our board of directors has the authority, without further action by the stockholders, to issue up to 10,029,500 shares of preferred stock, of which 17,500 shares are currently outstanding as shares of our Series A-2 preferred stock. Our board of directors may issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Charter provides that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer with the concurrence of a majority of the board of directors or at the written request of one or more stockholders who own shares representing at least 45% of the voting power of the stock outstanding and entitled to vote on the matters to be brought before the proposed special meeting and who comply with specified procedural requirements in our amended and restated bylaws. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Amendments to Our Charter

We may amend, alter, change or repeal any provision of our Charter in the manner now or hereafter prescribed by the DGCL. Our Charter provides that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least a majority of the voting power of all shares of our common stock then outstanding.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our Charter does not provide for cumulative voting.

Classified Board of Directors

Our Charter provides that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until our 2021 annual meeting of stockholders; Class II directors shall initially serve until the 2022 annual meeting of stockholders; and Class III directors shall initially serve until the 2023 annual meeting of stockholders. Commencing with the 2024 annual meeting of stockholders, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors. Our Charter provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors, but must consist of not less than three or more than 15 directors.

Removal of Directors; Vacancies

Our Charter and amended and restated bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our Charter and amended and restated bylaws provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors. Therefore, while stockholders meeting the applicable requirements may call a special meeting for the purpose of removing directors, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such a special meeting.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Charter and amended and restated bylaws preclude stockholder action by written consent.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our Charter and amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of officers and directors for monetary damages for actions taken as an officer or a director, as the case may be. Our Charter and amended and restated bylaws also provide that we must indemnify and advance reasonable expenses to our officers and directors to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our officers and directors as well as certain employees for certain liabilities.

The limitation of liability and indemnification provisions in our Charter and amended and restated bylaws may discourage stockholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the rules of the New York Stock Exchange require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Clause

Our Charter provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our Charter or bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, is a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction or declines to accept jurisdiction, the federal district court for the District of Delaware); in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants.

In addition, our Charter provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, but the forum selection provisions do not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors or officers.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See the section entitled “Risk Factors.”